CRA INTERNATIONAL, INC.

200 CLARENDON STREET

BOSTON, MA 02116

February 6, 2014

VIA EDGAR

Mr. Larry Spirgel

Assistant Director

Division of Corporate Finance

Securities and Exchange Commission

100 F Street, NE

Washington, D.C. 20549

Re:                             CRA International, Inc.

Form 10-K for the Fiscal Year Ended December 29, 2012

File No. 000-24049

Filed March 8, 2013

Dear Mr. Spirgel:

This letter is submitted by and on behalf of CRA International, Inc. (“we,” “CRA” or the “Company”) in response to the comments of the staff of the Division of Corporation Finance (the “Staff”) of the Securities and Exchange Commission (the “Commission”) set forth in your letter to us dated January 27, 2014 (the “Comment Letter”).

For reference purposes, the text of the Comment Letter has been reproduced herein with responses below each numbered comment.

Form 10-K for the Fiscal Year Ended December 29, 2012 (the “2012 Form 10-K”)

Financial Statements

2. Prepaid and Other Assets, FS-16

5. Other Assets, page FS-18

1. We note from your response to comment two that you account for your forgivable loans as amortizable “deferred compensation arrangements”.  As such, they differ from your term loan receivables which are “repaid” and which do not represent deferred compensation.  In future filings, please disclose these assets separately in accordance with Rules 5-02.8 and 5-02.17 of Regulation S-X.

Response to Comment No. 1

In future filings, CRA will revise the footnotes in accordance with the Staff’s comment and Rules 5-02.8 and 5-02.17.

2. We note in the second paragraph on page 17 that on occasion you may forgo legal action or recovery for violation of restrictive covenant agreements.  Tell us whether your practice of such forbearance extends to collection of forgivable loans.  If so, explain to us how you determine that your forgivable loans ordinarily benefit future periods through the full contract term of the forgivable loan.  Also, quantify for us the amounts of principle and accrued interest not collected when due in each reporting period as a result of a decision to not pursue collection upon termination of a relation with an expert.

Response to Comment No. 2

The practice of occasionally forgoing legal action or recovery for violation of restrictive covenant agreements does not extended to the collection of forgivable loans.  The Company’s practice is to pursue collection of the forgivable loans through legal action or other methods of collection.  All forgivable loans with experts that were outstanding at any point during the three-year fiscal period ending December 29, 2012 were either collected or are outstanding in accordance with the expert’s forgivable loan terms.

3. We note in your response, term loans were repaid upon commencement of the relationship with the company.  Tell us if it has been your practice to rollover a term loan into a forgivable loan upon the commencement date of the relationship.  If so, explain to us your consideration of this practice when determining to classify a term loan as a current asset.

Response to Comment No. 3

Term loans and forgivable loans extended are separate contractual arrangements. It is not the Company’s practice, nor has it been done historically, to rollover a term loan into a forgivable loan upon the commencement date of a relationship.

*     *     *     *     *

In connection with the Company’s responses contained in this letter, the Company acknowledges that:

•                  the Company is responsible for the adequacy and accuracy of the disclosure in the filing;

•                  Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•                  the Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Thank you for your continued courtesy and consideration in these matters.  If you have any questions regarding this letter or if you require additional information, please do not hesitate to call me at (617) 425-3740.

Sincerely

/s/ Wayne D. Mackie

Wayne D. Mackie
Executive Vice President, Treasurer and
Chief Financial Officer

cc:                                Joseph M. Kempf, Senior Staff Accountant

Robert S. Littlepage, Accountant Branch Chief

Mr. Jonathan D. Yellin, Vice President and General Counsel of CRA

Mr. William R. Kolb, Esq., of Foley Hoag LLP